Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

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Black Swan Or Invisible Hand Of The Market? How The Pandemic’s Ripple Effects Will Shape Manufacturing

Amar Hanspal

Contributor

Manufacturing

CEO Bright Machines

Typically, industries are pretty resilient to disruptions – even big ones. For example, when a large earthquake in eastern Japan caused a nationwide drug shortage on March 11, 2011. General panic followed as doctors and patients scrambled to ensure they could get a hold of prescriptions on which people rely – but that supply chain rebounded in less than six months, thanks to fast repair of damaged factories, importation from foreign countries, and a quick ramp-up of production in existing factories. The impact of other significant disruptions, be they human-made or “acts of God,” are similar. Even in the case of the Suez Canal incident, the only time in living memory when a shipping barge managed to command global attention and spur so many memes, the media coverage may well outlast the impact: once the ship went on its merry way, international trade will likely only see ripple effects into mid-May. All told, that’s decent resilience.

SUEZ, EGYPT - MARCH 29: People watch as the container ship 'Ever Given' is refloated, unblocking the ... [+]

GETTY IMAGES

But the impact that COVID has had on the manufacturing industry seems much more acute – we’re seeing in real-time, and at an incredibly rapid clip, an evolution that would otherwise have taken years or even decades to occur if it was instead left to the “invisible hand of the market” to push forward. In the last year, the pandemic has pulled into incredibly sharp focus the various cracks in how we approach manufacturing and supply chains. As a result, suddenly, the entire industry is wide-awake.

For the first time in the decades since Industry 4.0 became a talking point, it’s now becoming real – and there are a handful of opportunities ripe for the taking as we move into a post-pandemic era:

Transparency in the Supply Chain

A lack of insight into supply chain data – fewer eyeballs on factory floors to manually track and account for inventory, along with shipping delays and product shortages – highlights the need for more transparency, which requires digitization in the supply chain process. Those who were able to turn to already-established AI-driven prediction engines and machine-vision powdered inventory systems quickly noticed trends on the demand side and reassessed output. And those without a digital eye on their supply chain were left scrambling.

But issues of changing consumer demand, shipping delays, and a diminishing workforce aren’t unique to the pandemic; they were skewed to their extreme. The technological solutions that gave manufacturers a leg up in “unprecedented times” can help everyone involved in a given supply chain efficiently and quickly understand the various levers that need to be pulled to respond to even a minor disruption. With more data, more transparency, and more automation in the supply chain, vendors, purveyors, and consumers all stand to benefit.

Distributed Production

A significant contributor to the various disruptions we saw in 2020 (and beyond) in manufacturing, in particular, are due to the industry’s outsized reliance on China and the all-in bet manufacturers have made on lean and just-in-time manufacturing. What we learned during not just the pandemic but during the Suez blockage as well is that the distance between the consumer and the component manufacturer matters; it’s a force multiplier. Expediting parts from one U.S. city vs. another as a workaround to support a U.S. consumer is a manageable problem compared to meeting that same need from Asia.

We achieve with distributed production a world in which a disruption in one geography doesn’t have crippling effects on the rest of the world – again, good for everyone involved, especially with the looming threat of ongoing trade wars and tariffs. Manufacturers that build where they sell will realize lower distribution costs, faster times to market, reduced working capital, reduced friction from government policies, and overall increased resiliency.

Less Reliance on Manual Labor

Social distancing on factory floors and a workforce diminished by active COVID infections exacerbated the issues manufacturers already face when it comes to manual labor: high turnover, low satisfaction, and costs that scale as production scales. While there’s the perception that automation has displaced the workforce, this is far from reality (and no such doomsday is looming on the horizon, with the World Economic Forum predicting that as many as 133 million new roles may emerge as companies embrace automation and uncover new opportunities for humans to work alongside machines). What is very real is that the continued reliance on manual labor to perform tedious, repetitive tasks throughout production cost manufacturers big over the last year and will continue to do so – unless they actively embrace automation and the opportunity to reskill the workforce.

Microfactories automate product assembly and inspection

BRIGHT MACHINES

Increased Speed of Innovation

During the early days of the pandemic, we saw just how inflexible most factories are – while a few were able to switch up their lines to help produce the PPE that the medical profession desperately needed, most were left to issue placating statements about solidarity because their lines are designed to make one specific product, and changeovers are expensive and slow as molasses. With the speed at which consumer desires change and the speed at which designers and innovators are ideating on new products, this glacial pace is borderline unacceptable. The opportunity now, with this shortcoming brought to the forefront of manufacturers’ minds, is to ensure that factories are as flexible and dynamic as innovation itself. Automation is key to this, but not the inflexible custom-built hardware solutions of decades past – software-defined solutions that enable fast changeover will be essential to seizing the opportunity to keep up with the speed of innovation.

Again, all of these opportunities ripe for the taking – point to a future for the manufacturing industry that’s digitized and decentralized. On this front, the pandemic has merely succeeded in speeding up the inevitable. The payoff will be huge: we’ll see more data-driven decision-making thanks to insights and transparency, while more flexible, dynamic automation that pairs hardware with software will allow for distributed, potentially reshored production, with the added benefit of solving for longstanding labor issues. The result: an industry that is by design more resilient in the face of future disruptions and operating at a higher caliber even in times of normalcy.

Amar Hanspal

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Amar Hanspal is the CEO and Co-Founder of Bright Machines, where he leads a team focused on changing the resiliency, flexibility and economics of manufacturing through intelligent, software-based automation. He is a senior business leader with 30+ years of experience driving business and technology transformation. Before joining Bright Machines, Amar was co-CEO and chief product officer at Autodesk, where he oversaw the company’s move to the cloud and the development of its innovative manufacturing and construction applications. In addition to sitting on Bright Machines' board, he sits on the boards of Aspentech and BeyondTrust and advises early-stage companies.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.